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07028201

Rule 12g3-2(b) File No. 82-34792

November 21, 2007

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

dlw 11/27

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct. +81-3-3597-6306, fax: +81-3-3597-8120).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



Tong Yu

Enclosures

Doc#: TK1:62098v1

ANNEX A

Date	Description
November 14, 2007	Notification of Announcement of the Results for the Three and Nine Months Ended 30 September 2007
November 14, 2007	Announcement of the Results for the Three and Nine Months Ended 30 September 2007
November 14, 2007	Notification of Change in Board Lot
November 14, 2007	Change in Board Lot
September 24, 2007	Date of Board Meeting

Doc#: TK1:62098v1

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

NOTIFICATION

ANNOUNCEMENT OF THE RESULTS FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2007

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of Tencent Holdings Limited at www.tencent.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of this matter.

The announcement is available for inspection to the public at no charge at Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong from 9:30 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:30 p.m., Monday to Friday, from today until 14 December 2007. Copies will be provided upon request at a cost of HK$3.00 per sheet.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 14 November 2007

Tencent 腾讯

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE RESULTS FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2007

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and nine months ended 30 September 2007. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company.

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2007 AND 31 DECEMBER 2006

	Unaudited 30 September 2007 *RMB'000*	Audited 31 December 2006 *RMB'000*
ASSETS		
Non-current assets		
Fixed assets	821,851	549,109
Construction in progress	109,027	14,462
Investment property	66,772	–
Leasehold land and land use rights	36,984	10,018
Intangible assets	207,989	155,587
Investment in a jointly controlled entity	496	–
Held-to-maturity investments	75,108	–
Deferred income tax assets	157,665	130,522
Available-for-sale financial assets	59,974	56,440
	1,535,866	916,138
Current assets		
Inventories	1,628	2,466
Accounts receivable	581,968	399,337
Prepayments, deposits and other receivables	159,225	113,768
Financial assets held for trading	221,914	195,907
Held-to-maturity investments	75,108	234,261
Term deposits with initial term of over three months	914,240	944,375
Cash and cash equivalents	2,320,844	1,844,320
	4,274,927	3,734,434
Total assets	5,810,793	4,650,572

	Unaudited 30 September 2007 *RMB'000*	Audited 31 December 2006 *RMB'000*
EQUITY		
Shareholders' equity		
Share capital	194	192
Share premium	1,424,814	1,459,020
Share-based compensation reserve	190,387	118,078
Other reserves	86,469	80,925
Retained earnings	2,894,842	2,059,541
	4,596,706	3,717,756
Minority interest in equity	5,682	–
Total equity	4,602,388	3,717,756
LIABILITIES		
Non-current liabilities		
Deferred income tax liabilities	27,912	16,821
Long-term payable	–	48,148
	27,912	64,969
Current liabilities		
Accounts payable	128,870	38,934
Other payables and accruals	549,665	444,387
Current income tax liabilities	71,287	47,472
Other tax liabilities	63,202	17,715
Deferred revenue	367,469	319,339
	1,180,493	867,847
Total liabilities	1,208,405	932,816
Total equity and liabilities	5,810,793	4,650,572
Net current assets	3,094,434	2,866,587
Total assets less current liabilities	4,630,300	3,782,725

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2007

	Note	Unaudited Three months ended 30 September 2007 RMB'000	Unaudited Three months ended 30 September 2006 RMB'000	Unaudited Nine months ended 30 September 2007 RMB'000	Unaudited Nine months ended 30 September 2006 RMB'000
Revenues					
Internet value-added services		**717,718**	490,018	**1,765,740**	1,388,816
Mobile and telecommunications value-added services		**193,481**	165,258	**596,061**	507,039
Online advertising		**144,643**	80,417	**333,310**	185,159
Others		**1,784**	1,237	**3,592**	6,202
		1,057,626	736,930	**2,698,703**	2,087,216
Cost of revenues	5	**(295,112)**	(208,637)	**(798,672)**	(583,365)
Gross profit	2	**762,514**	528,293	**1,900,031**	1,503,851
Other gains, net	4	**5,033**	21,942	**62,361**	64,835
Selling and marketing expenses	5	**(78,039)**	(65,231)	**(219,119)**	(219,817)
General and administrative expenses	5	**(219,235)**	(157,546)	**(583,229)**	(429,793)
Operating profit	*	**470,273**	327,458	**1,160,044**	919,076
Finance costs, net	**	**(12,137)**	(15,696)	**(41,332)**	(32,328)
Share of loss of a jointly controlled entity		**(14)**	–	**(14)**	–
Profit before income tax		**458,122**	311,762	**1,118,698**	886,748
Income tax expenses	6	**(31,813)**	(29,174)	**(67,734)**	(86,571)
Profit for the period		**426,309**	282,588	**1,050,964**	800,177
Attributable to:					
Equity holders of the Company		**426,401**	282,588	**1,051,056**	800,177
Minority interest		**(92)**	–	**(92)**	–

	Note	Unaudited Three months ended 30 September 2007 RMB'000	Unaudited Three months ended 30 September 2006 RMB'000	Unaudited Nine months ended 30 September 2007 RMB'000	Unaudited Nine months ended 30 September 2006 RMB'000
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)					
- basic	7	0.239	0.160	0.591	0.449
- diluted	7	0.232	0.156	0.573	0.436

* After deduction of share-based compensation charge amounting to RMB31,296,000 for the three months ended 30 September 2007 (for the three months ended 30 September 2006: RMB20,666,000) and RMB71,705,000 for the nine months ended 30 September 2007 (for the nine months ended 30 September 2006: RMB54,470,000).

** Included foreign exchange losses of RMB11,607,000 for the three months ended 30 September 2007 (for the three months ended 30 September 2006: RMB13,650,000) and RMB39,743,000 for the nine months ended 30 September 2007 (for the nine months ended 30 September 2006: RMB26,872,000).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

	Unaudited								
	Attributable to equity holders of the Company								
	Share capital *RMB'000*	Share premium *RMB'000*	Share-based compensation reserve *RMB'000*	Capital reserve *RMB'000*	Statutory reserves *RMB'000*	Retained earnings *RMB'000*	Total *RMB'000*	Minority interest *RMB'000*	Total equity *RMB'000*
Balance at 1 January 2007	192	1,459,020	118,078	20,000	60,925	2,059,541	3,717,756	–	3,717,756
Profit for the period	–	–	–	–	–	1,051,056	1,051,056	(92)	1,050,964
Employees share option scheme:									
- value of employee services	–	–	72,309	–	–	–	72,309	–	72,309
- proceeds from shares issued	3	73,047	–	–	–	–	73,050	–	73,050
Repurchase and cancellation of shares	(1)	(107,253)	–	–	–	–	(107,254)	–	(107,254)
Profit appropriations to statutory reserves	–	–	–	–	5,544	(5,544)	–	–	–
Dividend relating to 2006	–	–	–	–	–	(210,211)	(210,211)	–	(210,211)
Minority interest arising from business combinations	–	–	–	–	–	–	–	5,774	5,774
Balance at 30 September 2007	194	1,424,814	190,387	20,000	66,469	2,894,842	4,596,706	5,682	4,602,388

	Unaudited								
	Attributable to equity holders of the Company								
	Share capital *RMB'000*	Share premium *RMB'000*	Share-based compensation reserve *RMB'000*	Capital reserve *RMB'000*	Statutory reserves *RMB'000*	Retained earnings *RMB'000*	Total *RMB'000*	Minority interest *RMB'000*	Total equity *RMB'000*
Balance at 1 January 2006	192	1,666,044	40,109	20,000	46,609	1,155,459	2,928,413	–	2,928,413
Profit for the period	–	–	–	–	–	800,177	800,177	–	800,177
Employees share option scheme:									
- value of employee services	–	–	54,470	–	–	–	54,470	–	54,470
- proceeds from shares issued	2	23,759	–	–	–	–	23,761	–	23,761
Repurchase and cancellation of shares	(2)	(241,076)	–	–	–	–	(241,078)	–	(241,078)
Profit appropriations to statutory reserves	–	–	–	–	14,316	(14,316)	–	–	–
Dividend relating to 2005	–	–	–	–	–	(145,402)	(145,402)	–	(145,402)
Balance at 30 September 2006	192	1,448,727	94,579	20,000	60,925	1,795,918	3,420,341	–	3,420,341

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

	Unaudited Nine months ended 30 September	
	2007	2006
	RMB'000	*RMB'000*
Net cash flows from operating activities	**1,190,011**	1,105,469
Net cash flows used in investing activities	**(450,698)**	(661,414)
Net cash flows used in financing activities	**(244,415)**	(362,719)
Increase in cash and cash equivalents	**494,898**	81,336
Cash and cash equivalents at beginning of period	**1,844,320**	1,576,044
Exchange losses on cash and cash equivalents	**(18,374)**	(16,500)
Cash and cash equivalents at end of period	**2,320,844**	1,640,880
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**868,358**	987,241
Short-term highly liquid investments with initial term of three months or less	**1,452,486**	653,639
	2,320,844	1,640,880

NOTES

1 **General information**

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 30 September 2007 and related condensed consolidated income statement for the three and nine months ended 30 September 2007, and condensed consolidated statements of changes in shareholders' equity and cash flow for the nine months then ended (collectively defined as the "Interim Financial Statements") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Statements should be read in conjunction with the annual consolidated financial statements of the Group for the year ended 31 December 2006 (the "2006 Financial Statements") as set out in the 2006 annual report of the Company dated 21 March 2007.

The accounting policies and method of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2006 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets held for trading.

Assessment and adoption of new IFRS, interpretations and amendments

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the financial year ending 31 December 2007:

IAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosure
IFRS 7	Financial Instruments: Disclosures
IFRIC 7	Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IAS 1 (Amendment) requires an entity to disclose the information that enables users of its financial statements to evaluate the entity's objectives, policies and process of managing capital. The Group has applied this amendment from 1 January 2007;

2) IFRS 7 introduced new disclosures relating to financial instruments and the Group has applied this standard from 1 January 2007;

3) IFRIC 7 is not relevant to the Group's operations; and

4) IFRIC 8, IFRIC 9 and IFRIC 10 did not have a significant impact on the Group's financial statements.

2 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and nine months ended 30 September 2007 and 2006 are presented as follows:

	Unaudited				
	Three months ended 30 September 2007				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	717,718	193,481	144,643	1,784	1,057,626
Gross profit/(loss)	545,858	116,937	105,795	(6,076)	762,514
Other gains, net					5,033
Selling and marketing expenses					(78,039)
General and administrative expenses					(219,235)
Operating profit					470,273
Finance costs, net					(12,137)
Share of loss of a jointly controlled entity					(14)
Profit before income tax					458,122
Income tax expenses					(31,813)
Profit for the period					426,309

	Unaudited Three months ended 30 September 2006				
	Internet value-added services *RMB'000*	Mobile and telecommunications value-added services *RMB'000*	Online advertising *RMB'000*	Others *RMB'000*	Total *RMB'000*
Revenues	490,018	165,258	80,417	1,237	736,930
Gross profit/(loss)	380,850	99,428	53,576	(5,561)	528,293
Other gains, net					21,942
Selling and marketing expenses					(65,231)
General and administrative expenses					(157,546)
Operating profit					327,458
Finance costs, net					(15,696)
Profit before income tax					311,762
Income tax expenses					(29,174)
Profit for the period					282,588

	Unaudited Nine months ended 30 September 2007				
	Internet value-added services *RMB'000*	Mobile and telecommunications value-added services *RMB'000*	Online advertising *RMB'000*	Others *RMB'000*	Total *RMB'000*
Revenues	1,765,740	596,061	333,310	3,592	2,698,703
Gross profit/(loss)	1,325,100	365,754	228,811	(19,634)	1,900,031
Other gains, net					62,361
Selling and marketing expenses					(219,119)
General and administrative expenses					(583,229)
Operating profit					1,160,044
Finance costs, net					(41,332)
Share of loss of a jointly controlled entity					(14)
Profit before income tax					1,118,698
Income tax expenses					(67,734)
Profit for the period					1,050,964

	Unaudited				
	Nine months ended 30 September 2006				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	1,388,816	507,039	185,159	6,202	2,087,216
Gross profit/(loss)	1,079,156	315,994	119,956	(11,255)	1,503,851
Other gains, net					64,835
Selling and marketing expenses					(219,817)
General and administrative expenses					(429,793)
Operating profit					919,076
Finance costs, net					(32,328)
Profit before income tax					886,748
Income tax expenses					(86,571)
Profit for the period					800,177

3 **Share options**

(a) ***Share option schemes***

The Company adopted share option schemes for the purpose of providing incentives and rewards to its directors, executives or officers, employees, consultants and other eligible persons:

(i) *Pre-IPO Share Option Scheme (the "Pre-IPO Option")*

The Pre-IPO Option was adopted by the Company on 27 July 2001. As at the listing date of the Company on 16 June 2004, all options under Pre-IPO Option had been granted.

(ii) *Post-IPO Share Option Scheme I (the "Post-IPO Option I")*

On 24 March 2004, the Company adopted the Post-IPO Option I. The Post-IPO Option I has been terminated upon the adoption of the new share option scheme mentioned below.

(iii) *Post-IPO Share Option Scheme II (the "Post-IPO Option II")*

On 16 May 2007, the Company adopted the Post-IPO Option II. The Board may, in its absolute discretion, grant options to any eligible person to subscribe for shares in the Company. The Post-IPO Option II shall be valid and effective for a period of 10 years commencing after its date of adoption.

The maximum number of the shares in respect of which options may be granted under the Post-IPO Option II and any other share options schemes of the Company shall not exceed 5% of the issued shares as at the date of shareholders' approval of the Post-IPO Option II (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the Post-IPO Option II shall not be counted for the purpose of calculating the 5% limit. The Company may refresh the Scheme Mandate Limit by ordinary resolution of the shareholders in general meeting, provided that the Scheme Mandate Limit so refreshed shall not exceed 5% of the issued shares as at the date of shareholders' approval of the refreshing of the Scheme Mandate Limit. Options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed. Options granted under the Post-IPO Option II will be expired in any event not later than the last day of the seven-year period after the date of grant of options (subject to early termination as set out in the Post-IPO Option II).

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Option II and any other share options schemes of the Company (including Pre-IPO Option and Post-IPO Option I) must not in aggregate exceed 30% of issued shares from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Post-IPO Option II and any other share options schemes of the Company (whether exercised, cancelled or outstanding) to any eligible person in any 12-month period shall not exceed 1% of issued shares from time to time unless such grant has been duly approved by ordinary resolution of the shareholders in general meeting at which the relevant eligible person and his associates abstained from voting. In calculating the aforesaid limit of 1%, options that have lapsed shall not be counted.

(b) *Movements in share options*

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option		Post-IPO Option I		Post-IPO Option II		Total
	Average exercise price	No. of options	Average exercise price	No. of options	Average exercise price	No. of options	No. of options
At 1 January 2006	USD0.0933	31,574,357	HKD6.1627	51,293,646	–	–	82,868,003
Granted	–	–	HKD12.4590	15,023,600	–	–	15,023,600
Exercised	USD0.0800	(11,107,000)	HKD4.5569	(3,510,079)	–	–	(14,617,079)
Lapsed	USD0.1967	(189,420)	HKD5.0839	(2,006,509)	–	–	(2,195,929)
At 30 September 2006	USD0.0996	20,277,937	HKD7.8567	60,800,658	–	–	81,078,595
At 1 January 2007	USD0.1010	19,006,964	HKD8.4787	62,362,775	–	–	81,369,739
Granted	–	–	HKD25.2600	3,110,000	HKD32.3442	17,398,820	20,508,820
Exercised	USD0.1000	(8,577,770)	HKD6.7549	(9,979,625)	–	–	(18,557,395)
Lapsed	USD0.1965	(299,914)	HKD9.5296	(1,377,135)	HKD31.7500	(41,230)	(1,718,279)
At 30 September 2007	USD0.0990	10,129,280	HKD9.7343	54,116,015	HKD32.3456	17,357,590	81,602,885

During the nine months ended 30 September 2007, 6,000,000 options were granted to an executive director of the Company and a total of [illegible]00,000 options were granted to the independent directors of the Company (for the nine months ended 30 September 2006: Nil).

Of 81,602,885 options outstanding as at 30 September 2007 (30 September 2006: 81,078,595 options), 15,977,071 options (30 September 2006: 19,394,375 options) were exercisable.

Options exercised during the nine months ended 30 September 2007 resulted in 18,557,395 ordinary shares issued. The weighted average price of the shares at the time these options were exercised was HKD31.39 (equivalent to approximately RMB30.40) per share.

4 Other gains, net

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Interest income	18,218	19,112	60,270	54,749
Donation to a charity fund	(12,000)	–	(12,000)	–
Fair value (losses)/gains on financial assets held for trading	(3,485)	2,830	(2,755)	10,086
Government subsidies	500	–	13,758	–
Others	1,800	–	3,088	–
	5,033	21,942	62,361	64,835

5 Expenses by nature

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Employee benefits expenses (Note)	**191,981**	152,765	**511,095**	423,400
Mobile and telecom charges and bandwidth and server custody fees	**170,568**	116,968	**428,524**	328,868
Promotion and advertising expenses	**44,546**	32,761	**120,234**	115,666
Depreciation of fixed assets (Note)	**37,204**	28,154	**102,754**	75,751
Travelling and entertainment expenses	**21,511**	15,566	**60,354**	50,999
Operating lease rentals in respect of office buildings	**20,036**	9,238	**54,374**	25,222
Amortisation of intangible assets	**10,393**	7,273	**28,594**	19,289
Value-added tax paid upon transfer of software within the Group	**–**	–	**2,250**	1,500
Other expenses	**96,147**	68,689	**292,841**	192,280
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**592,386**	431,414	**1,601,020**	1,232,975

Note:

Research and development expenses were RMB99,325,000 and RMB262,425,000 for the three and nine months ended 30 September 2007 (for the three and nine months ended 30 September 2006: RMB78,730,000 and RMB214,006,000), respectively. The expenses included employee benefit expenses of approximately RMB80,475,000 and depreciation of fixed assets of approximately RMB17,229,000 for the three months ended 30 September 2007 (for the three months ended 30 September 2006: RMB64,741,000 and RMB10,589,000, respectively) and employee benefit expenses of RMB215,377,000 and depreciation of fixed assets of RMB42,431,000 for the nine months ended 30 September 2007 (for the nine months ended 30 September 2006: RMB177,905,000 and RMB28,552,000, respectively).

The Group did not capitalise any research and development expenses for the three and nine months ended 30 September 2007 (for the three and nine months ended 30 September 2006: Nil).

6 Income tax

(i) *Cayman Islands and British Virgin Islands Profits Tax*

The Group has not been subject to any taxation in these jurisdictions for the three and nine months ended 30 September 2007 and 2006, respectively.

(ii) *Hong Kong Profits Tax*

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and nine months ended 30 September 2007 and 2006, respectively.

(iii) *PRC Enterprise Income Tax*

PRC Enterprise Income Tax ("EIT") has been provided on the assessable income of entities within the Group established in the PRC for the three and nine months ended 30 September 2007 and 2006, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Subsidiaries established in the Shenzhen Special Economic Zone and Beijing High Technology Zone of the PRC are subject to EIT at a rate of 15%. Subsidiaries established outside the above two zones are normally subject to EIT at a rate of 33%.

The taxation charges of the Group for the three and nine months ended 30 September 2007 and 2006 are analysed as follows:

	Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
PRC current tax	**42,851**	18,630	**85,442**	66,106
Deferred tax	**(11,038)**	10,544	**(17,708)**	20,465
	31,813	29,174	**67,734**	86,571

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate applicable in Shenzhen and the High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Profit before income tax	458,122	311,762	1,118,698	886,748
Tax calculated at a tax rate of 15%	68,718	46,764	167,804	133,012
Effects of different tax rates available to different companies of the Group	3,562	7,841	8,084	18,575
Effects of tax holiday on assessable profit of subsidiaries	(48,545)	(33,284)	(123,381)	(86,048)
Expenses not deductible for tax purposes	7,492	7,853	16,045	21,032
Unrecognised tax assets/(Utilisation of previously unrecognised deferred tax assets)	586	–	(818)	–
Tax charge	31,813	29,174	67,734	86,571

7 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profits for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2007	2006	2007	2006
Profit attributable to the equity holders of the Company for the period (RMB'000)	426,401	282,588	1,051,056	800,177
Weighted average number of ordinary shares in issue (thousand shares)	1,782,374	1,763,242	1,777,992	1,781,860
Basic EPS (RMB per share)	0.239	0.160	0.591	0.449

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2007	2006	2007	2006
Profit attributable to the equity holders of the Company for the period (RMB'000)	426,401	282,588	1,051,056	800,177
Weighted average number of ordinary shares in issue (thousand shares)	1,782,374	1,763,242	1,777,992	1,781,860
Adjustments for share options (thousand shares)	54,144	53,609	55,227	52,883
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares)	1,836,518	1,816,851	1,833,219	1,834,743
Diluted EPS (RMB per share)	0.232	0.156	0.573	0.436

8 **Dividends**

A final dividend for 2006 of HKD0.12 per share, totalling approximately HKD213,369,000 (equivalent to RMB210,211,000) (final dividend for 2005: HKD140,635,000 (equivalent to RMB145,402,000)) was proposed pursuant to a resolution passed by the Board on 21 March 2007 and was approved by the shareholders in the annual general meeting held on 16 May 2007. Such dividends had been paid as at 30 September 2007.

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 15-day period ended 30 September 2007	For the 15-day period ended 30 June 2007	Percentage Change
	(in millions)		
Registered IM user accounts (at end of period)	**715.3**	647.1	10.54%
Active user accounts (at end of period)	**288.7**	273.2	5.67%
Peak simultaneous online user accounts (for the quarter)	**32.6**	28.9	12.80%
Average daily user hours	**449.1**	439.1	2.28%
Average daily messages[1]	**3,842.9**	4,149.4	(7.39%)
Fee-based Internet value-added services registered subscriptions (at end of period)	**17.7**	17.5	1.14%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period) [2]	**10.3**	9.6	7.29%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

In the third quarter of 2007, our IM platform continued to grow at a healthy pace through our efforts to improve the user experience and because of the positive seasonal impact of the school holiday. Registered IM user accounts, active user accounts, peak simultaneous online user accounts and average daily user hours increased in the third quarter of 2007 as a result of our continuing organic growth, together with enhancements in our service features and functions. Average daily messages were particularly high for the 15-day period ended 30 June 2007 as school holidays started in late June 2007 and messages exchanged were more frequent during their log-in period, while students returned to school in early September 2007. Fee-based registered subscriptions for our mobile and telecommunications value-added services increased as a result of more promotional activities undertaken by us during the school holiday season.

FINANCIAL PERFORMANCE HIGHLIGHTS

First Nine Months of 2007

The following table sets forth the comparative figures for the first nine months of 2007 and the first nine months of 2006:

	Unaudited Nine months ended 30 September	
	2007	2006
	(RMB in thousands)	
Revenues	**2,698,703**	2,087,216
Cost of revenues	**(798,672)**	(583,365)
Gross profit	**1,900,031**	1,503,851
Other gains, net	**62,361**	64,835
Selling and marketing expenses	**(219,119)**	(219,817)
General and administrative expenses	**(583,229)**	(429,793)
Operating profit	**1,160,044**	919,076
Finance costs, net	**(41,332)**	(32,328)
Share of loss of a jointly controlled entity	**(14)**	–
Profit before income tax	**1,118,698**	886,748
Income tax expenses	**(67,734)**	(86,571)
Profit for the period	**1,050,964**	800,177
Attributable to:		
Equity holders of the Company	**1,051,056**	800,177
Minority interest	**(92)**	–

Revenues. Revenues increased by 29.3% to RMB2,698.7 million for the first nine months of 2007 from RMB2,087.2 million for the first nine months of 2006.

	Nine months ended 30 September			
	2007		2006	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**1,765,740**	**65.4%**	1,388,816	66.5%
Mobile and telecommunications value-added services	**596,061**	**22.1%**	507,039	24.3%
Online advertising	**333,310**	**12.4%**	185,159	8.9%
Others	**3,592**	**0.1%**	6,202	0.3%
Total revenues	**2,698,703**	**100.0%**	2,087,216	100.0%

Cost of revenues. Cost of revenues increased by 36.9% to RMB798.7 million for the first nine months of 2007 from RMB583.4 million for the first nine months of 2006.

	Nine months ended 30 September			
	2007		2006	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**440,640**	**25.0%**	309,660	22.3%
Mobile and telecommunications value-added services	**230,307**	**38.6%**	191,045	37.7%
Online advertising	**104,499**	**31.4%**	65,203	35.2%
Others	**23,226**	**646.6%**	17,457	281.5%
Total cost of revenues	**798,672**		583,365	

Third Quarter of 2007

Our unaudited consolidated revenues for the third quarter of 2007 were RMB1,057.6 million, an increase of 43.5% over the same period in 2006 and an increase of 21.8% from the second quarter of 2007.

Revenues from our Internet value-added services for the third quarter of 2007 were RMB717.7 million, an increase of 46.5% over the same period in 2006 and an increase of 31.4% from the second quarter of 2007.

Revenues from our mobile and telecommunications value-added services for the third quarter of 2007 were RMB193.5 million, an increase of 17.1% over the same period in 2006 and a decrease of 6.1% from the second quarter of 2007.

Revenues from online advertising for the third quarter of 2007 were RMB144.6 million, an increase of 79.9% over the same period in 2006 and an increase of 26.2% from the second quarter of 2007.

Cost of revenues for the third quarter of 2007 were RMB295.1 million, an increase of 41.4% over the same period in 2006 and an increase of 10.9% from the second quarter of 2007.

Selling and marketing expenses for the third quarter of 2007 were RMB78.0 million, an increase of 19.6% over the same period in 2006 and an increase of 10.1% from the second quarter of 2007.

General and administrative expenses for the third quarter of 2007 were RMB219.2 million, an increase of 39.2% over the same period in 2006 and an increase of 14.2% from the second quarter of 2007.

Operating profit for the third quarter of 2007 was RMB470.3 million, representing an increase of 43.6% over the same period in 2006 and an increase of 29.8% from the second quarter of 2007. As a percentage of revenues, operating profit accounted for 44.5% for the third quarter of 2007, compared to 44.4% for the same period of 2006 and 41.8% for the second quarter of 2007.

Profit for the third quarter of 2007 was RMB426.3 million, representing an increase of 50.9% over the same period in 2006 and an increase of 27.5 % from the second quarter of 2007. As a percentage of revenues, profit for the period accounted for 40.3% for the third quarter of 2007, compared to 38.3% for the same period of 2006 and 38.5% for the second quarter of 2007.

Profit attributable to equity holders of the Company for this quarter was RMB426.4 million, an increase of 50.9% over the same period in 2006 and an increase of 27.5% from the second quarter of 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

Third Quarter of 2007 Compared to Second Quarter of 2007

The following table sets forth the comparative figures for the third quarter of 2007 and the second quarter of 2007:

	Unaudited	
	Three months ended	
	30 September 2007	30 June 2007
	(RMB in thousands)	
Revenues	**1,057,626**	868,016
Cost of revenues	**(295,112)**	(266,041)
Gross profit	**762,514**	601,975
Other gains, net	**5,033**	23,315
Selling and marketing expenses	**(78,039)**	(70,870)
General and administrative expenses	**(219,235)**	(192,017)
Operating profit	**470,273**	362,403
Finance costs, net	**(12,137)**	(16,690)
Share of loss of a jointly controlled entity	**(14)**	–
Profit before income tax	**458,122**	345,713
Income tax expenses	**(31,813)**	(11,227)
Profit for the period	**426,309**	334,486
Attributable to:		
Equity holders of the Company	**426,401**	334,486
Minority interest	**(92)**	–

Revenues. Revenues increased by 21.8% to RMB1,057.6 million for the third quarter of 2007 from RMB868.0 million for the second quarter of 2007. The following table sets forth our revenues by line of business for the third quarter of 2007 and the second quarter of 2007:

	Three months ended			
	30 September 2007		30 June 2007	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**717,718**	**67.9%**	546,235	62.9%
Mobile and telecommunications value-added services	**193,481**	**18.3%**	206,036	23.8%
Online advertising	**144,643**	**13.6%**	114,599	13.2%
Others	**1,784**	**0.2%**	1,146	0.1%
Total revenues	**1,057,626**	**100.0%**	868,016	100.0%

Revenues from our Internet value-added services benefited from the positive seasonality during the school summer holidays and grew by 31.4% to RMB717.7 million for the third quarter of 2007 from RMB546.2 million for the second quarter of 2007. Our online identity and community business, including Qzone, a personal homepage that bundles avatars, blog, photo album and online music, and QQ Pet, an Internet-based virtual pet, registered strong performance during school holidays. Revenues from online games increased by 52.0% to RMB230.6 million for the third quarter of 2007 from RMB151.7 million for the second quarter of 2007 due to strong seasonality and the popularity of newly launched games QQ SanGuo and QQ Huaxia (which was co-launched with one of our investee companies). In addition, Premium QQ also grew because of organic growth and strong seasonality.

Revenues from our mobile and telecommunications value-added services decreased by 6.1% to RMB193.5 million for the third quarter of 2007 from RMB206.0 million for the second quarter of 2007. This decrease mainly reflected decrease in revenues from our content-based SMS as the impact of regulatory policy changes lingered. For Mobile QQ, the migration of the user base to the new technical platform, jointly developed and operated by China Mobile and us, led to some cancellations in subscriptions. The migration is now complete, and we have stepped up our marketing efforts to promote the new branding and to retain users.

Revenues from online advertising increased by 26.2% to RMB144.6 million for the third quarter of 2007 from RMB114.6 million for the second quarter of 2007. The increase was mainly attributable to the general seasonality, especially for online games and education advertisements.

Cost of revenues. Cost of revenues increased by 10.9% to RMB295.1 million for the third quarter of 2007 from RMB266.0 million for the second quarter of 2007. The increase principally reflected increased bandwidth and server custody fees, increased mobile and telecom charges, higher contents costs, an increased amount of sales commissions paid to advertising agencies and higher staff costs as our business volume expanded. As a percentage of revenues, cost of revenues decreased to 27.9% for the third quarter of 2007 from 30.6% for the second quarter of 2007. The following table sets forth our cost of revenues by line of business for the third quarter of 2007 and the second quarter of 2007:

	Three months ended			
	30 September 2007		30 June 2007	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**171,860**	**23.9%**	145,755	26.7%
Mobile and telecommunications value-added services	**76,544**	**39.6%**	76,270	37.0%
Online advertising	**38,843**	**26.9%**	35,770	31.2%
Others	**7,860**	**440.6%**	8,246	719.5%
Total cost of revenues	**295,112**		266,041	

Cost of revenues for our Internet value-added services increased by 17.9% to RMB171.9 million for the third quarter of 2007 from RMB145.8 million for the second quarter of 2007. The increase reflected higher expenses associated with our bandwidth capacity and servers as usage increased as a result of our business growth, in particular, bandwidth intensive services such as Qzone. In addition, telecommunications operators' revenue share and sharing costs increased as we expanded our business volume.

Cost of revenues for our mobile and telecommunications value-added services increased slightly to RMB76.5 million for the third quarter of 2007 from RMB76.3 million for the second quarter of 2007. Despite revenues from our mobile and telecommunications value-added services decreased, the cost of revenues increased as a result of the increase in the sharing and subscription costs resulting from our efforts to enrich our content offerings.

Cost of revenues for our online advertising increased by 8.6% to RMB38.8 million for the third quarter of 2007 from RMB35.8 million for the second quarter of 2007. The increase mainly reflected an increased amount of sales commission paid to advertising agencies as the scale of our advertising business grew and higher staff costs.

Other gains, net. Other gains during the reported periods reflected primarily the interest income generated from bank deposits and other interest-earning financial assets, fair value gains on financial instruments and donations made. We recorded other gains of RMB5.0 million for the third quarter of 2007 compared to RMB23.3 million for the second quarter of 2007, a decrease of 78.4%. The decrease mainly reflected a donation of RMB12.0 million in the third quarter of 2007 to the Tencent Charity Fund, a fund formed by us to support charitable initiatives in China.

Selling and marketing expenses. Selling and marketing expenses increased by 10.1% to RMB78.0 million for the third quarter of 2007 from RMB70.9 million for the second quarter of 2007. The increase was mainly due to increased promotion and advertising activities associated with our QQ.com branding. As a percentage of revenues, selling and marketing expenses decreased to 7.4% in the third quarter of 2007 from 8.2% in the second quarter of 2007 as we spread the expenses over a larger revenue base.

General and administrative expenses. General and administrative expenses increased by 14.2% to RMB219.2 million for the third quarter of 2007 from RMB192.0 million for the second quarter of 2007. The increase was mainly due to the continuing expansion of our strategic research and development staff as we focused on the enhancement of our various products and services, including IM functionalities, online games and our web portals. It was also attributable to the increased staff expenses as the scope and scale of our business increased and there were fresh graduates intake during the quarter. As a percentage of revenues, general and administrative expenses decreased to 20.7% in the third quarter of 2007 from 22.1% in the second quarter of 2007.

Finance costs, net. Finance costs represent foreign exchange losses and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. We recorded finance costs of RMB12.1 million for the third quarter of 2007 compared to RMB16.7 million for the second quarter of 2007. The decrease in finance costs recorded was mainly due to lower foreign currency exchange losses.

Income tax expenses. We recorded income tax expenses of RMB31.8 million for the third quarter of 2007 compared to RMB11.2 million for the second quarter of 2007. The higher effective income tax rate was mainly due to the lower deferred tax assets of RMB24.0 million recorded in the third quarter of 2007 related to the intra-group sale of self-developed software and technology compared to deferred tax assets of RMB28.2 million recorded in the second quarter of 2007.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 27.5% to RMB426.3 million for the third quarter of 2007 from RMB334.5 million for the second quarter of 2007. Net margin was 40.3% for the third quarter of 2007 compared to 38.5% for the second quarter of 2007.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 27.5% to RMB426.4 million for this quarter from RMB334.5 million for the second quarter of 2007.

Third Quarter of 2007 Compared to Third Quarter of 2006

The following table sets forth the comparative figures for the third quarter of 2007 and the third quarter of 2006:

	Unaudited Three months ended	
	30 September 2007	30 September 2006
	(RMB in thousands)	
Revenues	**1,057,626**	736,930
Cost of revenues	**(295,112)**	(208,637)
Gross profit	**762,514**	528,293
Other gains, net	**5,033**	21,942
Selling and marketing expenses	**(78,039)**	(65,231)
General and administrative expenses	**(219,235)**	(157,546)
Operating profit	**470,273**	327,458
Finance costs, net	**(12,137)**	(15,696)
Share of loss of a jointly controlled entity	**(14)**	–
Profit before income tax	**458,122**	311,762
Income tax expenses	**(31,813)**	(29,174)
Profit for the period	**426,309**	282,588
Attributable to:		
Equity holders of the Company	**426,401**	282,588
Minority interest	**(92)**	–

Revenues. Revenues increased by 43.5% to RMB1,057.6 million for the third quarter of 2007 from RMB736.9 million for the third quarter of 2006. The following table sets forth our revenues by line of business for the third quarter of 2007 and the third quarter of 2006:

	Three months ended			
	30 September 2007		30 September 2006	
		% of total		% of total
	Amount	revenues	Amount	revenues
	(RMB in thousands, except percentages)			
Internet value-added services	717,718	67.9%	490,018	66.5%
Mobile and telecommunications value-added services	193,481	18.3%	165,258	22.4%
Online advertising	144,643	13.6%	80,417	10.9%
Others	1,784	0.2%	1,237	0.2%
Total revenues	1,057,626	100.0%	736,930	100.0%

Revenues from our Internet value-added services increased by 46.5% to RMB717.7 million for the third quarter of 2007 from RMB490.0 million for the third quarter of 2006. Revenues from our various online games, Premium QQ and online identity and community services increased significantly as we continued to enhance our existing services such as our QQ game portal and Premium QQ, built on the success of relatively new products such as Qzone and QQ Pet, and introduced a variety of competitive new products such as QQ SanGuo and QQ Huaxia (which was co-launched with one of our investee companies).

Revenues from our mobile and telecommunications value-added services increased by 17.1% to RMB193.5 million for the third quarter of 2007 from RMB165.3 million for the third quarter of 2006. The increase mainly reflected an increase in revenues from communication-based SMS due to the enhancement of the functionalities of our products and services. The increase was partially offset by the decrease in revenues from content-based SMS due to the impact of ongoing changes in the regulatory environment.

Revenues from online advertising increased by 79.9% to RMB144.6 million for the third quarter of 2007 from RMB80.4 million for the third quarter of 2006. The increase reflected the growth in reach and traffic on our primary advertising platforms, QQ IM, QQ.com and QQ game portal, our increased brand awareness as a result of advertising activities associated with our QQ.com branding, our growing customer base, and some new advertising revenues relating to in-game advertising.

Cost of revenues. Cost of revenues increased by 41.4% to RMB295.1 million for the third quarter of 2007 from RMB208.6 million for the third quarter of 2006. The increase principally reflected increased bandwidth and server custody fees as we supported more bandwidth intensive services, higher amounts of telecommunications operators' revenue share, increased staff costs as we increased the number of employees to support our various services and products and increased sharing costs due to increases in revenues and enrichment of content. As a percentage of revenues, cost of revenues decreased to 27.9% for the third quarter of 2007 from 28.3% for the third quarter of 2006. The following table sets forth our cost of revenues by line of business for the third quarter of 2007 and the third quarter of 2006:

	Three months ended			
	30 September 2007		30 September 2006	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**171,860**	**23.9%**	109,168	22.3%
Mobile and telecommunications value-added services	**76,544**	**39.6%**	65,830	39.8%
Online advertising	**38,848**	**26.9%**	26,841	33.4%
Others	**7,860**	**440.6%**	6,798	549.6%
Total cost of revenues	**295,112**		208,637	

Cost of revenues for our Internet value-added services increased by 57.4% to RMB171.9 million for the third quarter of 2007 from RMB109.2 million for the third quarter of 2006. The increase mainly reflected higher expenses associated with our bandwidth capacity and servers as usage increased as a result of our business growth, in particular, bandwidth intensive service such as Qzone, increased telecommunications operators' revenue share and increased staff costs to support our growing range of Internet value-added services. In addition, sharing and subscription costs associated with the offering of richer content services, such as our avatars and music offerings, as well as our licensed games increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 16.3% to RMB76.5 million for the third quarter of 2007 from RMB65.8 million for the third quarter of 2006. The increase was mainly due to increased telecommunications operators' revenue share as our business volume grew.

Cost of revenues for our online advertising increased by 44.7% to RMB38.8 million for the third quarter of 2007 from RMB26.8 million for the third quarter of 2006. The increase mainly reflected the increased sales commissions paid to advertising agencies as the volume of our advertising contracts increased and as we increased our usage of advertising agencies to help sell our advertising services. In addition, we continued to increase the number of staff on our online advertising sales team, and incurred higher expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive advertising format and enhanced the capacity of our online advertising platform.

Other gains, net. We recorded other gains of RMB5.0 million for the third quarter of 2007 compared to RMB21.9 million for the third quarter of 2006, a decrease of 77.1%. The decrease mainly reflected a donation of RMB12.0 million in the third quarter of 2007 to the Tencent Charity Fund, a fund formed by us to support charitable initiatives in China.

Selling and marketing expenses. Selling and marketing expenses increased by 19.6% to RMB78.0 million for the third quarter of 2007 from RMB65.2 million for the third quarter of 2006. The increase principally reflected increased promotional and advertising activities in connection with our mobile value-added services and our QQ.com branding, greater travel and entertainment costs as we continued marketing products and established new distribution channels and increased outsourcing expenses as we expanded our customer support activities. As a percentage of revenues, selling and marketing expenses decreased to 7.4% in the third quarter of 2007 from 8.9% in the third quarter of 2006.

General and administrative expenses. General and administrative expenses increased by 39.2% to RMB219.2 million for the third quarter of 2007 from RMB157.5 million for the third quarter of 2006. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel for developing new products and services to drive our future growth, including IM functionalities, online games and our web portals, etc. Staff costs and our operating lease expenses also increased as a result of a higher number of staff employed to support our business expansion. As a percentage of revenues, general and administrative expenses decreased to 20.7% in the third quarter of 2007 from 21.4% in the third quarter of 2006.

Finance costs, net. Finance costs represent foreign exchange losses and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. We recorded finance costs of RMB12.1 million for the third quarter of 2007 compared to RMB15.7 million for the third quarter of 2006.

Income tax expenses. We recorded income tax expenses of RMB31.8 million for the third quarter of 2007 compared to RMB29.2 million for the third quarter of 2006. Although our income tax expenses increased as we had higher profit before taxes, we had a lower effective income tax rate mainly due to the recognition of RMB24.0 million of deferred tax assets in the third quarter of 2007 related to the intra-group sale of self-developed software and technology compared to our having no deferred tax assets in the third quarter of 2006.

Profit for the period. Profit for the period increased by 50.9% to RMB426.3 million for the third quarter of 2007 from RMB282.6 million for the third quarter of 2006. Net margin was 40.3% for the third quarter of 2007 compared to 38.3% for the third quarter of 2006.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 50.9% to RMB426.4 million for this quarter from RMB282.6 million for the third quarter of 2006.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 September 2007 and 30 June 2007, we had the following major financial resources in the form of cash and investments:

	Unaudited	
	30 September 2007	30 June 2007
	(RMB in thousands)	
Cash and cash equivalents	**2,320,844**	1,839,775
Term deposits with initial term of over three months	**914,240**	914,784
Financial assets held for trading	**221,914**	245,278
Held-to-maturity investments	**150,216**	304,620
Total	**3,607,214**	3,304,457

A large portion of our financial resources represent non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. Since there are no cost-effective hedges against the appreciation of Renminbi and no effective manner to generally convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency, there is a risk that we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 30 September 2007.

BUSINESS OUTLOOK

In the third quarter of 2007, we benefited from the strong seasonality of school summer holidays in July and August, as well as the growth in newly launched online games. Our Internet value-added services grew across the board, which were enhanced by the growth of QQ SanGuo, a self-developed light MMOG launched in end of June, and the growth of QQ Huaxia, an MMOG co-launched with our investee company in May. Our online advertising revenue also increased as online game and education advertisers placed more advertising during the summer season. On the other hand, our mobile and telecommunications value-added services declined in revenue as we faced a more challenging industry regulatory environment. In the fourth quarter, our Internet value-added services revenue, and to a lesser extent, our online advertising revenue will reflect a weaker seasonality when compared to the third quarter.

In our IM platform, we have continued to place a lot of emphasis on account security enhancement and anti-spamming efforts by enhancing QQ Security Doctor, our proprietary anti-virus and anti-Trojan software and expanding our security professional team. In addition, we have continued to optimize the basic performance such as increasing the speed of logging in and file transfer, and improve the user interface. We have also improved its support for other online services such as Qzone, QQ Mail and Paipai. We believe we will continue to benefit from the growth in Internet users by focusing on the basic building blocks of our IM service - security, performance and functionalities.

For our QQ.com portal platform, we continued to execute our branding program and partner with high profile event to enhance the recognition and profile of QQ.com. For example, in September 2007, we worked as the official supporter of FIFA in the Women's World Cup held in China. In addition, we were also the exclusive Internet partner of the World Economic Forum (Davos), which held its first ever summer meeting in Dalian. We have also revamped our finance channel to offer better content to the more mature users in our user base. We believe these efforts will enable QQ.com, which already is the no. 1 portal in China in terms of pageviews, to further enhance its brand and recognition among users and advertisers.

In our community oriented Internet value-added services, Qzone registered strong performance in terms of both usage and monetization during the summer season. Our various new applications, such as Celebrity Qzone and Urban Legend (which facilitates social networking within the same city) received strong adoption by our users. We plan to continue our focus on improving speed and performance and introducing more applications. In view of strong competition from other free social networking and blog sites, we will need to better manage our monetization level in

order not to turn away our non-paying users. In terms of QQ Show, we have introduced a major product upgrade during the quarter in order to revitalize the aging service. The upgrade adopted flash technology, which would enable the product to offer richer user experience going forward. We have also launched a new fashionable line of items, in addition to our classical line of items, to target more mature users. While it is still too early to tell the impact of this upgrade, we believe it will allow us to introduce more interactive service around QQ Show in the longer run. For QQ Pet, we have test-launched a new pet, the Piggy, and have collected a lot of valuable feedbacks from our users. Based on these feedbacks, we are refining the product to make it more complementary to our existing pet, the Penguin, to avoid cannibalization.

In the area of online game under Internet value-added services, the monetization of QQ Game increased, driven by more in-game promotions and growth of our in-game avatars. In MMOG, QQ Fantasy was relatively flat despite the strong holiday seasonality as it suffered from being a game that is based on time charge. Toward the end of the quarter, we have put a pure item-based version of QQ Fantasy on beta test. We plan to operate this version in parallel with the current time-charge based version. QQ Huaxia, a hard-core MMOG we co-launched with our investee company SZ Domain in the second quarter registered satisfactory growth. Our self-developed light MMOG, QQ SanGuo, also contributed to the revenue growth as the number of users has increased since its launch. In advanced casual games, our existing games benefited from strong seasonality but showed signs of maturing. Looking forward, our two new advanced casual games which were expected to be launched in the fourth quarter will be pushed back into the first quarter next year because of additional necessary improvements. We believe it is much more important to ensure quality of our games as opposed to timing as it will ensure a higher rate of success with new games. We are also planning to launch more MMOGs and advanced casual games in 2008 through self-development, licensing and strategic cooperation with domestic studios.

In our mobile and telecommunication value-added services, our revenue declined from the second quarter as we faced increasingly challenging industry environment attributable to the continued restrictions on promotional activities and content. We have been able to mitigate some of the downward pressure by bundling our services into more valuable subscription packages, which increased user loyalty and attracted new users. On 1 July 2007, Fetion QQ, a mobile chat service we developed based on China Mobile's Fetion mobile IM platform, was launched as scheduled. The overall transition was relatively smooth although we inevitably lost some users in the transition. We expect our mobile and telecommunication value-added service to

continue facing uncertainties going forward. On the other hand, our wireless WAP portal has seen continued growth as a result of increased user adoption and reduction in traffic costs by operators. We believe it will become a valuable piece of asset over the long-run.

In our online advertising business, we benefited from the favorable seasonality, continued growth of traffic in our Internet platforms and better execution by our sales team. While fourth quarter seasonality will not be as strong as the third quarter, we are confident of the long-term potential of our online advertising business as we aim to leverage our large and comprehensive Internet platforms to deliver more targeted advertising to our users and more measurable results to our expanding advertiser base.

Other Information

Employee and Remuneration Policies

As at 30 September 2007, the Group had 3,688 employees (30 September 2006: 2,850), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the three months ended 30 September 2007 was RMB179.7 million (for the three months ended 30 September 2006: RMB152.8 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the three months ended 30 September 2007, the Company repurchased 3,438,000 shares on the Stock Exchange for an aggregate consideration of HKD110,585,000 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the Board for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of purchase on the Stock Exchange in the three months ended 30 September 2007	Number of shares repurchased	Purchase consideration per share		Aggregate consideration paid
		Highest price paid	Lowest price paid	
		HKD	*HKD*	*HKD'000*
July	948,000	33.20	32.40	31,235
August	2,490,000	34.45	28.90	79,350
Total	3,438,000			110,585

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the three months ended 30 September 2007.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited Interim Financial Statements for the three and nine months ended 30 September 2007.

Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2006 annual report of the Company which was the position as at 31 December 2006, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the nine months ended 30 September 2007, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate, and inform shareholders accordingly.

Appreciation

Last but not least, I would like to express my deepest gratitude to our staff for their contribution, commitment and hard work and to our Board for its guidance and support throughout the period. I would also like to thank all our shareholders and investors for their support and confidence in our Group.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 14 November 2007

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

NOTIFICATION

CHANGE IN BOARD LOT

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of Tencent Holdings Limited at www.tencent.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of this matter.

The announcement is available for inspection to the public at no charge at Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong from 9:30 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:30 p.m., Monday to Friday, from today until 14 December 2007. Copies will be provided upon request at a cost of HK$3.00 per sheet.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 14 November 2007

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

CHANGE IN BOARD LOT

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 1,000 Shares to 200 Shares with effect from Monday, 10 December 2007. The expected timetable for such change in board lot size is set out below.

Shareholders may submit their existing share certificates in board lot of 1,000 Shares each to the Company's branch share registrar in exchange for new share certificates in board lot of 200 Shares each free of charge during business hours from Monday, 26 November 2007 to Tuesday, 8 January 2008 (both dates inclusive).

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 1,000 Shares to 200 Shares with effect from Monday, 10 December 2007. The Board believes that the reduced board lot size may facilitate the trading and improve the liquidity of the Shares and enable the Company to attract more investors and broaden its shareholder base. The change in board lot size will not affect any of the Shareholders' rights.

EXPECTED TIMETABLE

First day for free exchange of existing share certificates in board lot of 1,000 Shares each for new share certificates in board lot of 200 Shares each	Monday, 26 November 2007
Effective date of the change in board lot size from 1,000 Shares to 200 Shares	Monday, 10 December 2007
Original counter for trading in the Shares in board lot of 1,000 Shares each becomes counter for trading in the Shares in board lot of 200 Shares each	9:30 a.m. on Monday, 10 December 2007
Temporary counter for trading in the Shares in board lot of 1,000 Shares each opens	9:30 a.m. on Monday, 10 December 2007
Parallel trading in Shares commences	9:30 a.m. on Monday, 10 December 2007

Temporary counter for trading in the Shares in board lot of 1,000 Shares each closes	4:00 p.m. on Thursday, 3 January 2008
Parallel trading in Shares ends	4:00 p.m. on Thursday, 3 January 2008
Last day for free exchange of existing share certificates in board lot of 1,000 Shares each for new share certificates in board lot of 200 Shares each	Tuesday, 8 January 2008

Shareholders may submit their existing share certificates in board lot of 1,000 Shares each to Company's branch share registrar, Computershare Hong Kong Investor Services Limited, Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, in exchange for new share certificates in board lot of 200 Shares each free of charge during business hours from Monday, 26 November 2007 to Tuesday, 8 January 2008 (both dates inclusive). Such exchange of share certificates thereafter will be accepted only on payment of a fee of HKD2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lot of 200 Shares each issued or each existing share certificate submitted, whichever number of share certificate involved is higher. It is expected that the new share certificates will be available for collection from the Company's branch share registrar by the Shareholders within 10 business days after delivery of the existing share certificates to the Company's branch share registrar for exchange purpose.

As from Monday, 10 December 2007, all new share certificates will be issued in board lot of 200 Shares each (except for odd lots or where the Company's branch share registrar is otherwise instructed). All existing share certificates in board lot of 1,000 Shares each will continue to be evidence of title to such Shares and be valid for transfer, delivery and settlement purposes.

TERMS USED IN THIS ANNOUNCEMENT

"Board"	the board of directors of the Company;
"Company"	Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, whose shares are listed on the Main Board of the Stock Exchange;
"Shares"	shares of HKD0.0001 each in the share capital of the Company;
"Shareholders"	holders of Shares; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 14 November 2007

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

DATE OF BOARD MEETING

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") announces that a Board meeting of the Company will be held on Wednesday, 14 November 2007 for the purposes of, among other matters, approving the unaudited third quarter results and announcement of the Company and its subsidiaries for the three and nine months ended 30 September 2007 and considering the payment of a dividend, if any.

By Order of the Board
Ma Huateng
Chairman

24 September 2007

As at the date of this announcement, the directors of the Company are:

Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.